                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1999

                          Commission File Number 1-1969

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

                            (Full title of the Plan)

                              CERIDIAN CORPORATION
                            (A Delaware Corporation)
                           3311 East Old Shakopee Road
                              Minneapolis, MN 55425

             (Name and address of principal executive office of the
               issuer of the securities held pursuant to the Plan)

              8100 34th Avenue South, Minneapolis, Minnesota 55425

(Former name, former address and former fiscal year if changed from last report)

                  IRS Employer Identification Number 52-0278528

                              CERIDIAN CORPORATION
                            PERSONAL INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS, SCHEDULES, AND EXHIBITS
FINANCIAL STATEMENTS                                                                 Page Number
                                                                                     -----------

Independent Auditors' Report                                                              2

Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998          3

Statements of Changes in Net Assets Available for
 Benefits for the Years Ended December 31, 1999 and 1998                                  4

Notes to Financial Statements -
     December 31, 1999 and 1998                                                           5


SUPPLEMENTAL SCHEDULE

Schedule 1 - Schedule of Assets Held for Investment Purposes
             at End of Year December 31, 1999                                             9


SIGNATURE                                                                                10

EXHIBITS

Exhibit Index                                                                            11

Exhibit 23.01 - Consent of Independent Auditors

Exhibit 99.01 - Ninth Declaration of Amendment

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and
the Retirement Committee of
Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits of the Ceridian Corporation Personal Investment Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of complying with the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Minneapolis, Minnesota
June 16, 2000

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 1999 and 1998
                             (Dollars in thousands)

                                                         1999             1998
                                                       --------         --------
Investments:
     Ceridian Corporation
          Common Stock                                 $  7,825         $ 12,165


     T Rowe Price Funds                                 134,224          147,524

     Loans receivable
         from participants                                1,396            1,698
                                                       --------         --------

Total investments                                       143,445          161,387

Cash                                                         38               --

Employer contributions receivable                           177              858

                                                       --------         --------

Net assets available for benefits                      $143,660         $162,245
                                                       ========         ========

              See accompanying notes to financial statements.

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 1999 and 1998
                             (Dollars in thousands)

                                                                      1999           1998
                                                                    ---------      ---------
Additions:
       Additions to net assets attributed to:
               Net appreciation (depreciation) on fair value of
               investments including realized gains (losses)        $     718      $   7,260


               Interest                                                   109            146
               Dividends                                               10,768          9,495
                                                                    ---------      ---------
                                                                       11,595         16,901

       Contributions:
               Participant                                              5,601          5,419
               Employer                                                 1,078          1,353
                                                                    ---------      ---------
                                                                        6,679          6,772
                                                                    ---------      ---------


               Total additions                                         18,274         23,673


Deductions:
       Benefits paid to participants                                   36,886         39,531
                                                                    ---------      ---------

Net increase (decrease) before transfers                              (18,612)       (15,858)

       Net transfers (to) from other plans                                 27            (17)
                                                                    ---------      ---------

Increase (Decrease) in net assets available for benefits              (18,585)       (15,875)

Net assets available for benefits:

       Beginning of year                                              162,245        178,120
                                                                    ---------      ---------
       End of year                                                  $ 143,660      $ 162,245
                                                                    =========      =========

       See accompanying notes to financial statements.

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 1998

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION AND USE OF ESTIMATES

                  The accompanying financial statements of the Ceridian Corporation Personal Investment Plan, as amended (the "Plan"), have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         (b)      CUSTODIAN OF INVESTMENTS

                  Under the terms of a trust agreement between T. Rowe Price Trust Company (the "Trustee") and Ceridian Corporation (the "Company"), the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company's Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker's blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

         (c)      INVESTMENTS

                  Investments are stated at their approximate fair value. Investments in the Company's common stock are valued at closing prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at principal amount which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

         (d)      COSTS AND EXPENSES

                  Costs and expenses of administering the Plan are paid by the Company and affiliated companies who have adopted the Plan ("Adopting Affiliates").

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 1998

(2)      DESCRIPTION OF THE PLAN

         The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code, which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant's compensation to the Plan on a pre-tax basis through payroll deductions. Since January 1, 1995, only those employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system and participate in the Company's qualified defined benefit pension plan are eligible to participate in the Plan. The Plan is administered by the Company through its Director of Employee Benefits and through its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(3)      PARTICIPANT ACCOUNTS AND VESTING

         The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants are immediately vested in their contributions and employer contributions, plus actual earnings thereon; therefore, there are no forfeitures.

(4)      CONTRIBUTIONS

         Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 17% of their compensation in any pay period, subject to certain limitations. During 1999 and 1998, the Plan administrator, in accordance with the terms of the Plan, limited payroll deduction contributions on behalf of highly compensated participants to 8% of their compensation. The Internal Revenue Code limited the total salary deferral contributions of any participant year to $10,000, and provided that no participant may make salary deferral contributions to the Plan from pay in excess of $160,000 for 1999 and 1998. These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations. The Company and Adopting Affiliates made basic monthly matching contributions totaling $901,000 in 1999 and $495,000 in 1998 and declared year-end performance matching contributions of $177,000 in 1999 and $858,000 in 1998.

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 1998

         The basic monthly matching contributions were determined on the basis of 50% for 1999 and 25% for 1998 of a participant's salary deferral contributions, up to a maximum of 3% of eligible compensation, and did not require the satisfaction of performance criteria. The year-end performance-based matching contribution resulted from the achievement of certain Company economic performance criteria and amounted to 30% for 1999 and 50% for 1998 of a participant's salary deferral contributions during the year, up to a maximum of 3% of eligible compensation, for participants who were employees on the last day of the respective years.

(5)      WITHDRAWALS

         Participants who are still employed by the Company or one of its Adopting Affiliates may only withdraw from their Plan account for "financial hardship," as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)      LOANS

         Participants may borrow up to 50% of their salary deferral contributions and investment earnings on those contributions. Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term (maturity of five years or less) loans and one long-term (maturity over five and not to exceed ten years) loan outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. Each loan is approved by the Plan administrator or a delegate, and the Plan Trustee maintains a loan receivable account for any participant with an outstanding loan.

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 1998

(7)      INCOME TAX STATUS

         The Plan received a favorable determination letter regarding the Plan's tax qualification dated September 7, 1995 from the Internal Revenue Service stating that the Plan continues to qualify under the provisions of Section 401(a) of the Internal Revenue Code, and that the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. The Company believes the Plan continues to operate in compliance with the applicable requirements of the Internal Revenue Code. Contributions to the Plan will not be included in the participant's taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant's portion of earnings from the investments made with contributions under the Plan generally are not taxable until distributed or withdrawn.

(8)      PARTY-IN-INTEREST

         The Trustee is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

(9)      INVESTMENTS

         The following table presents individual investment programs whose carrying values represent 5% or more of the Plan's net assets available for plan benefits at the end of each of the respective years (dollars in thousands):

         ---------------------------------------------------------------------------
                                                       1999              1998
                                                       ----              ----
         Ceridian Stock Fund                               $7,825           $12,165
         New Horizons Fund                                 30,349            30,708
         International Stock Fund                           9,797             8,635
         Equity Index 500 Fund                             11,819               N/A
         New Income Fund                                      N/A            10,309
         Equity Income Fund                                45,384            57,156
         Summit Cash Reserves Fund                         17,164            19,579
         ---------------------------------------------------------------------------

                                                                      Schedule 1

                  CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 1999

                                                    Shares or                           Fair Market
Description                                        Face Value            Cost              Value
---------------------------------------------    ----------------  ----------------- ------------------


Ceridian Corporation Common Stock            *           362,898         $6,225,250        $ 7,824,984


T. Rowe Price New Horizons Fund              **        1,102,405         21,083,891         30,349,222

T. Rowe Price International Stock Fund       **          514,805          7,019,263          9,796,734

T. Rowe Price Capital Appreciation Fund      **          325,819          4,465,906          4,075,991

T. Rowe Price Equity Index 500 Fund          **          298,772          9,791,866         11,819,425

T. Rowe Price New Income Fund                **          831,316          7,311,208          6,783,542

T. Rowe Price Balanced Fund                  **          275,144          4,185,750          5,417,577

T. Rowe Price Equity Income Fund             **        1,829,275         36,842,883         45,384,307

T. Rowe Price Small-Cap Value Fund           **          194,893          3,797,747          3,434,009

T. Rowe Price Summit Cash Reserve            **       17,163,510         17,163,510         17,163,510

Loans Receivable from Participants
(range of interest rates 6.0% to 9.0%)                                    1,395,870          1,395,870

                                                                   ----------------- ------------------
                                                                       $119,283,144       $143,445,171
                                                                   ================= ==================



 *Represents party-in-interest.

**The Plan invests in T. Rowe Price mutual funds through T. Rowe Price Trust
  Company, which is a party-in-interest.

See Independent Auditors' Report

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          CERIDIAN CORPORATION
                                          PERSONAL INVESTMENT PLAN

Date: June 26, 2000

                             By: Ceridian Corporation
                                   its Named Fiduciary

                             By: /s/J. H. Grierson
                                 -------------------
                                    John H. Grierson
                                    Vice President and Treasurer

                                  EXHIBIT INDEX

Exhibit           Description                                       Code
-------           -----------                                       ----
23.01             Consent of Independent Auditors                       E

99.01             Ceridian Corporation Personal Investment Plan -
                  Ninth Declaration of Amendment                        E

Legend:   (E)   Electronic Filing